March 23, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Wayne Farms, Inc.
Registration Statement on Form S-1 (File No. 333-202797) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wayne Farms, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-202797), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015.

The Company has decided not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Wayne Farms LLC – Corporate Headquarters
4110 Continental Dr. • Oakwood, Georgia 30566 • 1.800.392.0844 • www.waynefarms.com

United States Securities and Exchange Commission
March 23, 2016
Page Two

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3309.

Sincerely,

Wayne Farms, Inc.

By:	/s/ Courtney E. Fazekas
Name:	Courtney E. Fazekas
Title:	Vice President, Chief Financial Officer and Treasurer